PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

Supplement dated February 25, 2016
to Prospectuses dated April 30, 2015

This supplement should be read and retained with the prospectus for your Annuity. This supplement is intended to update certain information in the Prospectus for the variable annuity you own, and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own. If you would like another copy of the current prospectus, please call us at 1-888-PRU-2888.

We are issuing this supplement to reflect the liquidation of certain funds of the Wells Fargo Variable Trust.  Please check your Annuity Prospectus to determine which of the following fund liquidations affect the Annuity that you own.

Liquidation of Certain Funds of the Wells Fargo Variable Trust.

The Portfolios listed below, each a series of the Wells Fargo Variable Trust, will be closed to new investors and additional investment from existing Annuity contract holders effective the close of business on April 27, 2016.  Also, these Portfolios will be liquidated effective the close of business on April 29, 2016 (the “Liquidation Date”).

•	Wells Fargo VT Intrinsic Value Fund
•	Wells Fargo VT Small Cap Value Fund
•	Wells Fargo VT Total Return Bond Fund

On the Liquidation Date, the Portfolios will no longer be available under your Annuity contract, and any Contract Value allocated to any of these Portfolios will be transferred, as of the close of business on the Liquidation Date, to the AST Money Market Portfolio.

Please note that you have the ability to transfer out of any of the above Portfolios any time prior to the Liquidation Date.  Such transfers will be free of charge and will not count as one of your annual free transfers under your Annuity contract.  Also, for a period of 60 days after the Liquidation Date, any Contract Value that was transferred to the AST Money Market Portfolio as the result of the liquidation can be transferred free of charge and will not count as one of your annual free transfers.  It is important to note that any investment option into which you make your transfer will be subject to the transfer limitations described in your prospectus.  Please refer to your prospectus for detailed information about investment options.

After the Liquidation Date, the above-listed Portfolios will no longer exist and, unless you instruct us otherwise, any outstanding instruction you have on file with us that designates any of the above liquidated Portfolios will be deemed instruction for the AST Money Market Portfolio.  This includes but is not limited to, systematic withdrawals, Dollar Cost Averaging, and Auto Rebalancing, and any withdrawals associated with an optional living benefit rider.

You may wish to consult with your financial representative to determine if your existing allocation instructions should be changed before or after the Liquidation Date.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

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